August 31, 2006

James A. Allegretto
Sr. Asst. Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kid Castle Educational Corporation (the "Company") Item 4.02 Form 8-K Filed August 7, 2006 File No. 333-39629

Dear Ladies and Gentlemen:

In connection with the above referenced reports, we provide you the following responses to the comments in your comment letter to us dated August 8, 2006:

1.	Comment: Please quantify the impact of the restatement on your financial statements. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response: The event giving rise to the need for restatements are detailed in Form 8-K filed on June 23, 2006. As Mr. Yu-En Chiu had effected various advances of funds and equivalent repayments within each reporting period involved since the second quarter of 2004, these transactions did not affect the closing balances in the relevant financial statements disclosed by us. The Form 10-K filed for the year ended December 31, 2004, and the Forms 10-Q filed for periods ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005 will require restatements in the cash flow statements to reflect the equivalent amounts of advances to and repayments from Mr. Chiu. In addition, a disclosure of such transactions, which are deemed related party transactions, and the highest balance of the net advances, will be added to the financial statements of each reporting period involved. Amounts that will be reflected in the applicable restatements (unaudited and expressed in US$) are set forth below:

Financial Statements Affected	Description of Item	First Quarter 2004	Through Second Quarter 2004	Through Third Quarter 2004	Year of 2004	First Quarter 2005	Through Second Quarter 2005
	Exchange rate	-	33.42	33.62	33.42	31.53	31.53
Statement of Cash Flows	Advances to shareholder	-	(140,634)	(353,361)	(799,820)	(544,244)	(1,544,244)
	Repayments of advances to shareholder	-	140,634	353,361	799,820	544,244	1,544,244
Statement of Operations	-	-	-	-	-	-	-
Balance Sheets	-	-	-	-	-	-	-
Notes To Financial Statements	The highest balance of the net advances	-	89,767	183,819	328,546	307,009	669,045

2.	Comment: Please state, if true, that your third quarter fiscal 2005 financial statements cannot be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K

Response: Disclosure in Form 10-Q for the three-month period ended September 30, 2005 has already reflected advances to Mr. Chiu and been reviewed by our former auditor, Mr. Robert G. Jeffrey. Therefore, we conclude that the financial statements for third quarter fiscal 2005 are reliable. Nevertheless, the 2004 comparative periods to the financial statements for third quarter fiscal 2005 will need to be restated according to our response to your comment 1.

3.	Comment: Please disclose which auditor reviewed your first quarter 2005 financial statements.

Response: PricewaterhouseCoopers, Taipei, Taiwan was the auditor who reviewed our financial statements for the first quarter 2005.

4.	Comment: You describe Mr. Robert G. Jeffrey as your “former principal accountant.” Please tell us why you have not filed an Item 4.01 Form 8-K with respect to the change in your certifying accountant.

Response: The discussion of changing auditors with Mr. Jeffrey commenced in early June 2006. At the time of filing the Item 4.02 Form 8-K, the reference made to Mr. Jeffrey was based on the fact that Mr. Jeffrey was the auditor for our third quarter 2005 reporting, namely Form 10-Q for the three-month period ended September 30, 2005. Although we expected to appoint a new auditor for periods subsequent to September 30, 2005 after Mr. Jeffrey completed the review of Form 10-Q for the three-month period ended September 30, 2005 (which was filed on July 3, 2006), he remained to be engaged and continued to review our numerous pending filings with SEC relating to accounting matters. Our new auditor, Brock, Schechter & Polakoff, LLP was engaged on July 28, 2006. The official termination of the relationship between Mr. Jeffrey and the Company did not take place until August 14, 2006 when we received Mr. Jeffrey's resignation letter dated the same. We effected the filing of Item 4.01 Form 8-K on August 15, 2006.

5.
Comment: Please discuss the impact your findings have on your conclusions regarding the effectiveness of your disclosure controls and procedures for the periods to be restated. In this regard, we note that your Form 10-Q for the quarterly period ended September 30, 2005 does not include the information required by Items 307 and 308(c) of Regulation S-K in Item 4 of Part I of Form 10-Q. We also note the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004, March 31, 2005, and June 30, 2005 were qualified. In your amended filings the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure should not be qualified and should state that your disclosure controls and procedures are either effective or ineffective.

Response: As a result of the findings by our new management, we recognized that our disclosure controls and procedures had not been effective for the periods to be restated. We are in the process of amending the Form 10-K we filed for the year ended December 31, 2004 and the Forms 10-Q we filed for the three-month periods ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005 and in such amendments we will state our conclusions regarding the ineffectiveness of the Company’s disclosure controls and procedures for such periods. We will also amend Form 10-Q for the quarterly period ended September 30, 2005 to include the information required by Items 307 and 308(c) of Regulation S-K in Item 4 of Part I of Form 10-Q to reflect the same conclusion.

6.
Comment: You concluded on June 1, 2006 that your previously filed consolidated financial statements for the year ended December31, 2004 included in your Annual Report on Form 10-K for 2004 and the unaudited interim consolidated financial statements included in your first and second quarter Quarterly Reports on Form 10-Q for fiscal 2005 and all Quarterly Reports on Form 10-Q for fiscal 2004 should not be relied upon. In this regard, please explain to us why this Item 4.02 Form 8-K was not filed within the appropriate timeframe. Refer to SEC release 33-8400.

Response: We acknowledge our obligations to timely file reports with SEC and our delinquency in not doing so. We are committed to filing past due reports and are assertively directing resources to ensure we meet various SEC compliance requirements in the future. As the changes required as a result of the advances to Mr. Chiu did not affect our profit and loss accounts or the closing balances on the balance sheet, and the magnitude of such advances has been disclosed in the Form 8-K we filed on June 23, 2006, the Company did not file Item 4.02 Form 8-K as there had no longer been any omission of material information that was required to be disclosed. However, after we concluded that we would not be able to immediately release our amended Forms 10-K and 10-Q for the relevant periods due to delays in the appointment of our new auditor, it was decided that an Item 4.02 Form 8-K would be appropriate to notify the investors of pending corrections to our financial statements filed for the affected reporting periods.

7.
Comment: We note that you have not responded to our comment letter dated July 11, 2005 regarding Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005. Please advise.

Response: We acknowledge the responses were long overdue and sincerely apologize for the delay. We have gone through a difficult transition period, during the course of which our former management was replaced and new management had to spend substantial amount of time in investigating our accounting, financial, operational and management matters of the Company. To ensure the accuracy of the information for our future filings, new management also engaged accounting professionals to assist in the investigations of our accounts and account related controls and procedures. Due to the change of management, the investigations conducted by the new management and its accounting advisors, and the required review and comment process by our counsel and various former auditors, the preparation of our reply to your comment letters took much longer than it would normally take. Our reply to your comment letter dated July 12, 2005 regarding Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005 was finally submitted on August 29, 2006.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

Kid Castle Educational Corporation

By	/s/ Suang-Yi Pai
Suang-Yi Pai, Chairman